Free Writing Prospectus

Filed pursuant to Rule 433

Supplementing the

Preliminary Prospectus Supplement, dated April 29, 2020

Registration No. 333-237356

$125,000,000

5.25% Fixed to Floating Rate Subordinated Notes due 2030

Term Sheet

Issuer:	OceanFirst Financial Corp. (the “Company”)

Security:	5.25% Fixed to Floating Rate Subordinated Notes due 2030 (the “Notes”)

Aggregate Principal Amount:	$125,000,000

Ratings:

BBB by Kroll Bond Rating Agency, Inc.

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	April 29, 2020

Settlement Date:	May 1, 2020 (T + 2)

Final Maturity Date (if not previously redeemed):	May 15, 2030

Coupon:	From and including the Settlement Date to, but excluding, May 15, 2025 or the date of earlier redemption, (the “fixed rate period”) 5.25% per annum, payable semi-annually in arrears. From and including May 15, 2025 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to a Benchmark rate, (which is expected to be the Three-Month Term SOFR) (each as defined in the prospectus supplement under “Description of the Notes - Interest”), plus 509.5 basis points, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:	Interest on the Notes will be payable on May 15 and November 15 of each year through, but not including May 15, 2025 or the date of earlier redemption and quarterly thereafter on February 15, May 15, August 15 and November 15 of each year to, but not including, the Maturity Date or the date of earlier redemption. The first interest payment will be made on November 15, 2020.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period: 30/360. Floating rate period: 360-day year and the number of days actually elapsed.

Redemption:	The Company may, at its option, beginning with the interest payment date of May 15, 2025 and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve (or, as and if applicable, the rules of any appropriate successor bank regulatory agency) to the extent such approval is then required under the rules of the Federal Reserve (or such successor bank regulatory agency), at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to but excluding the date of redemption.

The Company may redeem the Notes, in whole but not in part, at any time, including prior to May 15, 2025, subject to obtaining the prior approval of the Federal Reserve (or, as and if applicable, the rules of any appropriate successor bank regulatory agency) to the extent such approval is then required under the rules of the Federal Reserve (or such successor bank regulatory agency), if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to but excluding the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:

The Company intends to use the proceeds for general corporate purposes, which may include providing capital to support organic growth or growth through strategic acquisitions, repaying indebtedness, financing investments, capital expenditures, repurchasing shares of common stock and for investments in OceanFirst Bank, N.A. (“OceanFirst Bank”) as regulatory capital.

The Company continues to monitor the debt and equity capital markets and opportunities to improve liquidity, although the Company cannot assure you if or when it would undertake any such transaction, or the terms thereof.

Price to Public:	100.00%

Underwriter’s Discount:	1.50% of principal amount

Proceeds to Issuer (after underwriter’s discount, but before expenses):	$123,125,000

Ranking:

The Notes will be unsecured, subordinated obligations of the Company and:

•   will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future Senior Indebtedness (as defined in the Indenture, pursuant to which the Notes will be issued and described under “Description of the Notes” in the preliminary prospectus supplement);

•   will rank equal in right of payment and upon the Company’s liquidation with any of the Company’s existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes, including the $35.0 million aggregate principal amount of its 5.125% fixed-to-floating rate subordinated debentures due September 30, 2026, the $8.0 million aggregate principal amount of its fixed-to-floating rate subordinated debentures due December 31, 2025 and the $7.5 million aggregate principal amount of its fixed-to-floating rate subordinated debentures due October 1, 2025;

•   will rank senior in right of payment and upon the Company’s liquidation to (i) its existing $10.0 million aggregate principal amount of its fixed/floating rate junior subordinated deferrable interest debentures due December 15, 2034 and (ii) any of its future indebtedness, the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes; and

•   will be effectively subordinated to the Company’s secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of the Company’s subsidiaries, including the deposit liabilities and claims of other creditors of OceanFirst Bank.

As of December 31, 2019, on a consolidated basis, the Company had no Senior Indebtedness outstanding. As of December 31, 2019, OceanFirst Bank had $6.3 billion of deposits, $519.3 million of Federal Home Loan Bank advances, including advances with an original maturity term of less than one year, $71.7 million of customer repurchase agreements and $96.8 million of other borrowings, to which the Notes will be structurally subordinated.

CUSIP/ISIN:	675234 AB4 / US675234AB46

Book-Running Manager:	Piper Sandler & Co.

The Issuer has filed a shelf registration statement (File No. 333-237356) (including a base prospectus) and a related preliminary prospectus supplement dated April 29, 2020 (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by emailing Piper Sandler & Co. at fsg-dcm@psc.com.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.